Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton to present at the J.S. Herold 2007 Pacesetters Energy
    Conference

    CALGARY, Sept. 20 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to announce that Ernie Sapieha, President and CEO, will present at 9:00 am MT (11:00 am ET) on Tuesday, September 25, 2007 at the
J.S. Herold 2007 Pacesetters Energy Conference in Greenwich, Connecticut.
    A link to the presentation slides will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com.

    Corporate Information

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or Lorna Klose, Manager, Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:14e 20-SEP-07